                                                                                                EXHIBIT 12.1

                                                                    DST SYSTEMS, INC.
                                                                 AND SUBSIDIARY COMPANIES

                                                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                                  (DOLLARS IN THOUSANDS)
                                                                                                      Q2 YTD
                                   1998          1999        2000         2001          2002           2003
                                 --------      --------    --------     --------      --------       ---------
Pretax income from continuing
   operations before
   adjustment for minority
   interests in consolidated
   subsidiaries or income or
   loss from equity investees    $118,313      $207,716    $325,318     $354,977      $310,132       $154,792

Add:
Fixed Charges                      19,815        19,643      29,351       31,851        38,946         18,531

Amortization of capitalized
   interest                            83           100         118          162           179             85

Distributed earnings of equity
   investees                        9,943           468          92           49           371            102

Subtract:
Capitalized interest                (147)         (285)       (852)      (1,005)         (210)          (157)
                                 --------      --------    --------     --------      --------       --------
Pretax income as adjusted        $148,007      $227,642    $354,027     $386,034      $349,418       $173,353
                                 ========      ========    ========     ========      ========       ========


Fixed charges:

Interest expense                  $ 8,591       $ 5,154     $ 5,561      $ 7,452       $13,379        $ 6,535
Interest capitalized                  147           285         852        1,005           210            157
                                 --------      --------    --------     --------      --------       --------
                                    8,738         5,439       6,413        8,457        13,589          6,692

Portion of rents
   representative of an
   appropriate interest factor     11,077        14,204      22,938       23,394        25,357         11,839

                                 --------      --------    --------     --------      --------       --------
Total fixed charges               $19,815       $19,643     $29,351      $31,851       $38,946        $18,531
                                 ========      ========    ========     ========      ========       ========

Ratio of earnings to fixed
   charges                            7.5(1)       11.6        12.1         12.1(2)        9.0(3)         9.4(3)

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(1)  In 1998,  the Company  recognized  $33.1  million in merger and  integrated costs related to the USCS International, Inc. and Custima International acquisition. Excluding these merger charges, the ratio of earnings to fixed charges was 9.1.

(2) In 2001, the Company recognized a $32.8 million pretax gain on the sale of its Portfolio Accounting System (PAS) business to State Street Corporation.
     Excluding the gain on the sale, the ratio of earnings to fixed charges was 11.1.

(3) In 2002 and 2003, the Company recorded costs associated with facility consolidations in its Output Solutions segment of $12.0 million and $1.5 million, respectively. Excluding these costs, the ratio of earnings to fixed charges was 9.3 and 9.4, respectively.